Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
Suite 1230, 777 Hornby Street
Vancouver, British Columbia
V6Z 1S4

Item 2.	Date of Material Change

May 10, 2012

Item 3.	News Release

The Company’s news release dated May 10, 2012, was disseminated by Marketwire, Incorporated on May 10, 2012.

Item 4.	Summary of Material Change

The Company announced that Don Cristobal Colon de Carvajal has accepted a position on the Company’s Advisory Board effective immediately.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Fifer, Executive Chairman of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated May 10, 2012

PETAQUILLA MINERALS LTD.

Per: /s/ Richard Fifer
Richard Fifer
Executive Chairman

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Don Cristobal Colon de Carvajal Joins Advisory Board of Petaquilla Minerals Ltd.

Vancouver, BC – May 10, 2012: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is pleased to announce that Don Cristobal Colon de Carvajal has accepted a position on the Company’s Advisory Board effective immediately.

Mr. Colon de Carvajal is a direct descendant of Cristobal Colon, one of the great mariners in history more commonly referred to as Christopher Columbus. Like his ancestor, Mr. Colon de Carvajal holds the titles of Duke of Veragua, a territory located in Panama, Duke de la Vega, Marquis of Jamaica, and Admiral of the Ocean Sea, a title bestowed on the discoverer.

Don Cristobal Colon de Carvajal was formerly an officer, helicopter pilot, and commander of a naval vessel in the Spanish Navy and he holds several awards in Spain and abroad, including a medal bestowed by the Republic of Poland “for sacrifice and courage” following the rescue of Polish sailors after the sinking of their ship. He is recognized for his various activities in different regions of the world and has been honoured with appointments such as Special Mission Ambassador, whereby he has represented Spain at events held in Latin America and the Caribbean.

Following a successful military career, Mr. Colon de Carvajal joined a major Spanish insurance company as Executive Vice President (Executive Vice Chairman), a post he held for 15 years, overseeing matters of insurance, loans and other financings.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. In addition, the Company has acquired 100% of the Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.